UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Six Months ended December 31, 2003

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	December 31, 2003 (Unaudited)	June 30, 2003
ASSETS

Current assets:
Cash and cash equivalents	$195,226	$232,053
Accounts receivable, net	113,865	61,225
Inventory	154,799	80,367
Other assets and prepaids	33,870	11,269

Total current assets	497,760	384,914

Property and equipment, net	106,160	104,404
Investments	59,068	49,168
Other non-current assets	139,831	108,357

Total Assets	$802,819	$646,843

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$125,169	$52,869
Accrued liabilities	94,959	79,573
Income taxes payable	39,943	37,564
Current portion of long term obligations and others	15,867	5,519

Total current liabilities	275,938	175,525

Long term obligations	32,925	39,027

Minority interest in subsidiaries	3,393	3,454

Shareholders’ equity:
Ordinary shares (’000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 80,794 and 79,714 shares	7,867	7,713
Additional paid-in capital	319,930	314,572
Unrealized holding gains on quoted investments	18,806	14,189
Deferred share compensation	(3,085)	(4,305)
Retained earnings	147,045	96,668

Total shareholders’ equity	490,563	428,837

Total Liabilities and Shareholders’ Equity	$802,819	$646,843

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Sales, net	$250,422	$230,940	$411,238	$391,563

Cost of goods sold	161,494	149,169	265,842	251,799

Gross profit	88,928	81,771	145,396	139,764

Operating expenses:

Selling, general and administrative	47,108	49,039	84,425	91,194

Research and development	16,800	13,279	31,638	28,546

Total operating expenses	63,908	62,318	116,063	119,740

Operating income	25,020	19,453	29,333	20,024

Gain (loss) from investments, net	937	172	24,507	(6,144)

Interest income and other, net	5,259	1,199	6,973	2,006

Income before income taxes and minority interest	31,216	20,824	60,813	15,886

Provision for income taxes	10,433	(1,945)	9,916	(2,002)

Minority interest in (income) loss	(165)	—	(160)	18

Net income	$41,484	$18,879	$70,569	$13,902

Basic earnings per share:	$0.52	$0.24	$0.88	$0.18

Weighted average ordinary shares outstanding (’000)	80,522	79,026	80,212	78,951

Diluted earnings per share:	$0.50	$0.23	$0.85	$0.17

Weighted average ordinary shares and equivalents outstanding (’000)	83,683	80,669	83,160	80,970

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Six Months Ended December 31,
	2003	2002
Cash flows from operating activities:
Net income	$70,569	$13,902
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	9,749	9,783
Amortization of intangible assets	1,407	6,157
Deferred stock compensation amortization	1,199	2,260
Minority interest in income (loss)	160	(18)
Equity share in gain (loss) of unconsolidated investments	(244)	369
Loss (gain) on disposal of fixed assets	440	(111)
Write-off of investments and other non-current assets	2,844	9,191
Gain from investments, net	(4,298)	(3,759)
Profit on deemed disposal of other non-current assets	(23,053)	—
Deferred income taxes, net	(310)	(88)

Changes in assets and liabilities, net:
Accounts receivable	(52,640)	(21,671)
Inventory	(74,432)	(13,060)
Marketable securities	—	544
Other assets and prepaids	(24,491)	3,606
Accounts payable	72,300	49,666
Accrued and other liabilities	22,612	11,353
Income taxes	2,379	(3,701)

Net cash provided by operating activities	4,191	64,423

Cash flows from investing activities:
Capital expenditures, net	(11,982)	(9,312)
Proceeds from sale of fixed assets	37	1,757
Proceeds from sale of quoted investments	7,030	6,701
Purchase of investments	(10,146)	(5,885)
Increase in other non current assets, net	(8,544)	(165)

Net cash used in investing activities	(23,605)	(6,904)

Cash flows from financing activities:
Decrease in minority shareholders’ loan and equity balance	—	(6,818)
Buyout of subsidiary’s minority interest	(84)	(3,992)
Proceeds from exercise of ordinary share options	5,533	2,271
Proceeds from debt obligations	—	14,380
Repayments of debt obligations	(1,813)	(2,214)
Repayments of capital leases	(857)	(3,166)
Dividends paid	(20,192)	(19,823)
Dividends paid to minority interest	—	(2,065)

Net cash used in financing activities	(17,413)	(21,427)

Net (decrease) increase in cash and cash equivalents	(36,827)	36,092
Cash and cash equivalents at beginning of fiscal year	232,053	166,917

Cash and cash equivalents at end of the period	$195,226	$203,009

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2003 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2003 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). The results of operations for the three and six months period ended December 31, 2003 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS (in US$’000)

	December 31, 2003	June 30, 2003
Other intangible assets	$39,982	$33,682
Accumulated amortization	(26,324)	(24,917)

Other intangible assets, net	13,658	8,765

Goodwill	91,976	91,976
Other non-current assets	34,197	7,616

	$139,831	$108,357

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	December 31, 2003	June 30, 2003
Raw materials	$47,832	$20,189
Work in progress	6,663	2,918
Finished products	100,304	57,260

	$154,799	$80,367

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the six months ended December 31, 2003 was as follows (in US$’000):

December 31, 2003
Balance as of June 30, 2003	$2,835
Accruals for warranties issued during the period	5,315
Accruals related to pre-existing warranties (include changes in estimates)	—
Settlements made (in cash or in kind) during the period	(1,708)

Balance as of December 31, 2003	$6,442

NOTE 5 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in note 12, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANY

In August 2003, SigmaTel, Inc (“SigmaTel”), an equity-method investee of Creative completed an initial public offering of their common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose of any of its shareholdings in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 51, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

NOTE 7 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ’000):

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Weighted average ordinary shares outstanding	80,522	79,026	80,212	78,951
Weighted average dilutive stock options outstanding	3,161	1,643	2,948	2,019

Weighted average ordinary shares and equivalent outstanding	83,683	80,669	83,160	80,970

For the three and six month period ended December 31, 2002 and 2003, approximately 0.5 million shares related to a convertible note were excluded from the computation of dilutive earnings per share as the effect would be anti-dilutive.

NOTE 8 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative’s Pioneer Certificate expired in March 2000 and was granted a new Pioneer Certificate under the International Headquarters Award, where profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The new Pioneer Certificate will expire in March 2010. The Singapore corporate income tax rate of 20% is applicable to the current year’s profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, the current quarter tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate till the current quarter, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004.

NOTE 9 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Net income	$41,484	$18,879	$70,569	$13,902
Unrealized (loss) gain on quoted investments	(3,877)	(3,365)	4,617	(13,054)

Total comprehensive income	$37,607	$15,514	$75,186	$848

NOTE 10 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
As of June 30, 2003	26.3	$13
Six months ended December 31, 2003	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on November 26, 2003, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.1 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 11 - EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of Creative’s stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Three months ended December 31,		Six months ended December 31,
	2003	2002	2003	2002
Net income, as reported	$41,484	$18,879	$70,569	$13,902

Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(790)	(2,076)	(1,920)	(4,577)

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	577	1,103	1,199	2,260

Pro forma net income	41,271	17,906	69,848	11,585

Earnings per share:
Basic – as reported	0.52	0.24	0.88	0.18
Basic – pro forma	0.51	0.23	0.87	0.15

Diluted – as reported	0.50	0.23	0.85	0.17
Diluted – pro forma	0.49	0.22	0.84	0.14

NOTE 12 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, the Lemelson Foundation (an action that involves patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation); representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, Forgent Networks Inc., MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENT

In February 2004, Creative disposed of 1.9 million common shares held in its equity-method investee, SigmaTel. Net proceeds from the disposal of these shares was about $45 million and the expected net investment gain to be recognized in Creative’s results of operations in the quarter ended March 31, 2004 was estimated at $38 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, as such, in the next quarter’s reporting, SigmaTel would no longer be considered an equity-method investee company, and the investment in SigmaTel will be carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth herein are forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns, such as the spread of Severe Acute Respiratory Syndrome, or SARS; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2003 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended December 31, 2003, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment market, due to consumer buying patterns, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management’s opinion, these results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002
Sales, net	$250,422	$160,816	$149,589	$160,617	$230,940	$160,623	$182,572	$193,385
Cost of goods sold	161,494	104,348	96,788	104,365	149,169	102,630	122,291	129,209

Gross profit	88,928	56,468	52,801	56,252	81,771	57,993	60,281	64,176
Operating expenses:
Selling, general and administrative	47,108	37,317	34,266	37,379	49,039	42,155	42,815	38,737
Research and development	16,800	14,838	15,583	14,646	13,279	15,267	10,748	8,412
Other charges (1)	—	—	—	—	—	—	26,080	—

Operating income (loss)	25,020	4,313	2,952	4,227	19,453	571	(19,362)	17,027

Net gain (loss) from investments	937	23,570	10	85	172	(6,316)	(29,845)	128
Interest income and other, net	5,259	1,714	1,972	886	1,199	807	2,289	151

Income (loss) before income taxes and minority interest	31,216	29,597	4,934	5,198	20,824	(4,938)	(46,918)	17,306
Provision for income taxes	10,433	(517)	(295)	(423)	(1,945)	(57)	(1,012)	(1,703)
Minority interest in (income) loss	(165)	5	(12)	73	—	18	(436)	(423)

Net income (loss)	$41,484	$29,085	$4,627	$4,848	$18,879	$(4,977)	$(48,366)	$15,180

Basic earnings (loss) per share	$0.52	$0.36	$0.06	$0.06	$0.24	$(0.06)	$(0.65)	$0.21

Weighted average ordinary shares outstanding (’000)	80,522	79,902	79,527	79,377	79,026	78,877	74,375	72,134

Diluted earnings (loss) per share	$0.50	$0.35	$0.06	$0.06	$0.23	$(0.06)	$(0.65)	$0.20

Weighted average ordinary shares and equivalents outstanding (’000)	83,683	82,638	80,906	80,557	80,699	78,877	74,375	76,323

	Unaudited data for quarters ended (as a percentage of sales)
	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002		Mar 31 2002
Sales, net	100%	100%	100%	100%	100%	100%	100%		100%
Cost of goods sold	64	65	65	65	65	64	67		67

Gross profit	36	35	35	35	35	36	33		33

Operating Expenses:
Selling, general and administrative	19	23	23	23	21	26	24		20
Research and development	7	9	10	9	6	10	6		4
Other charges (1)	—	—	—	—	—	—	14		—

Operating income (loss)	10	3	2	3	8	—	(11)		9

Net gain (loss) from investments	1	15	—	—	—	(4)	(16)		—
Interest income (expense) and other, net	2	1	1	1	1	1	1		—

Income (loss) before income taxes and minority interest	13	19	3	4	9	(3)	(26)		9

Provision for income taxes	4	(1)	—	(1)	(1)	—	(1)		(1)
Minority interest in (income) loss	—	—	—	—	—	—	—		—

Net income (loss)	17%	18%	3%	3%	8%	(3)%	(27	) %	8%

1.	Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs.

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2003 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended December 31, 2003 Compared to Three Months Ended December 31, 2002

Sales for the second quarter of fiscal 2004 increased by 8% compared to the same quarter in the prior fiscal year. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio products, speakers and personal digital entertainment (“PDE”) products outside the personal computer (“PC”) box. Sales of audio products (Sound Blaster audio cards and chipsets) in the second quarter of fiscal 2004 decreased by 21% compared to the same quarter in fiscal 2003, primarily due to a drop off in sales of low-end audio products. The bulk of Creative’s audio revenue comes from its high-end audio business, which includes the Audigy sound cards. As a percentage of total sales, audio product sales decreased from 34% in the second quarter of fiscal 2003 to 25% in the second quarter of fiscal 2004. Sales of speakers in the second quarter of fiscal 2004 increased by 10% compared to the same quarter of the prior fiscal year, primarily due to higher demand for new models of multi-media speakers. As a percentage of sales, speaker sales have increased marginally from 24% of sales in the second quarter of fiscal 2003 to 25% of sales in the second quarter of fiscal 2004. Sales of PDE products, which includes digital audio players and digital cameras, increased by 77% in the second quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and represented 31% of sales in the second quarter of fiscal 2004 compared to 19% of sales in the same quarter in fiscal 2003. The substantial increase was driven by strong demand for the NOMAD MuVo and NOMAD Jukebox Zen line of products. Sales of graphics products in the second quarter of fiscal 2004 were 20% lower than the same quarter in the prior fiscal year and represented 8% of sales in the second quarter of fiscal 2004, compared to 11% in the same quarter in fiscal 2003. Sales of communication products decreased by 28% in the second quarter of fiscal 2004 compared to the same quarter in fiscal 2003 and represented 3% of sales in the second quarter of fiscal 2004 compared to 5% of sales in the same quarter in the prior fiscal year. Sales of other products, which comprised multimedia upgrade kits, including data storage (“MMUK”), music products, accessories and other miscellaneous items, increased marginally from 7% of sales in the second quarter of fiscal 2003 to 8% of sales in the same quarter of fiscal 2004.

Gross profit, as a percentage of sales, was 36% in the second quarter of fiscal 2004 compared to 35% in the same quarter in the prior fiscal year. Creative was able to maintain this relatively high level of gross margin primarily due to the current business strategy of shifting away from low-margin and high-risk products and focusing on products outside the PC box market, such as in the growing digital entertainment market.

Selling, general and administrative (“SG&A”) expenses decreased by 4% in the second quarter of fiscal 2004 compared to the same quarter in the prior fiscal year and, as a percentage of sales, were 19% in the second quarter of fiscal 2004, compared to 21% in the same quarter of fiscal 2003. The lower SG&A expenses were mainly due to management’s on-going cost cutting efforts to reduce the company’s operating expenses. Creative’s research and development (“R&D”) expenses increased by 27% in the second quarter of fiscal 2004 compared to the same quarter in fiscal 2003. The increase was mainly attributable to an increased in resources dedicated to develop new products that Creative intends to launch in this fiscal 2004. As a percentage of sales, R&D expenses increased marginally from 6% of sales in the second quarter of fiscal 2003 to 7% of sales in the second quarter of fiscal 2004.

Net investment gains for the second quarter of fiscal 2004 was $0.9 million compared to $0.2 million in the second quarter of fiscal 2003. For the second quarter of fiscal 2004, it comprised a gain of $3.7 million from sales of investments offset by $2.8 million permanent write-downs of unquoted investments. Net investment gains of $0.2 million for the second quarter of fiscal 2003 comprised a net gain of $3.8 million from sales of investments offset by permanent write-downs of unquoted investment of $3.6 million. Interest and other income increased by $4.1 million to $5.3 million in the second quarter of fiscal 2004 compared to $1.2 million in the same quarter of the prior fiscal year. This was mainly due to exchange gain, which has increased from $1.6 million to $5.4 million in the second quarter of fiscal 2004.

Creative was granted a new Pioneer Certificate under the International Headquarters Award, where profits arising from qualifying activities will be exempted from income tax in Singapore. The Singapore corporate income tax rate of 20% is applicable to the current year’s profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, the current quarter tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate till the current quarter, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for the second quarter of fiscal 2004 as a percentage of operating income was 8% compared to 10% in the same quarter of fiscal 2003. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

Six Months Ended December 31, 2003 Compared to Six Months Ended December 31, 2002

Sales for the first six months of fiscal 2004 increased by 5% compared with the first six months of the prior fiscal year. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio products, speakers and PDE products outside the PC box. Sales of audio product (Sound Blaster audio cards and chipsets) decreased by 15% compared with the first six months of the prior fiscal year and, as a percentage of total sales, represented 28% of sales in the six-month period ended December 31, 2003, compared to 34% of sales in the comparable period in the prior fiscal year. The decrease in audio product sales was primarily attributable to a drop off in sales of low-end audio products. The bulk of Creative’s audio revenue comes from its high-end audio business. Sales of speakers increased by 15% in the first half of fiscal year 2004 compared to the first half of the prior fiscal year, primarily due to introduction of new models of multi-media speakers. Speaker sales represented 24% of total sales in the first six months of fiscal 2004 compared to 22% in the first six months of fiscal 2003. Sales of PDE products, which include digital audio players and digital cameras, increased by 68% compared to the first six months of fiscal 2003 and represented 28% of total sales for the first six-months of fiscal 2004 compared with fiscal 2003, when they represented 17% of total sales. The significant increase was driven by the strong demand for the NOMAD MuVo and NOMAD Jukebox Zen line of products. Sales of graphics products in the first half of fiscal year 2004 decreased by 18% compared to the first half of prior fiscal year, and as a percentage of total sales, decreased from 12% to 9% of sales. Sales of communication products decreased by 44% in the first half of fiscal 2004 compared to the first half of prior fiscal year, and as a percentage of total sales, decreased from 8% to 4% of sales. Communication product sales were higher in the first half of prior fiscal year due to a major deal to supply broadband modems to a customer between March 2002 and September 2002. Sales of other products, which comprised MMUK, music products, accessories and other miscellaneous items remained at 7% of sales in the first half of fiscal 2004 and 2003.

Gross profit for the six-month period ended December 31, 2003 was 35% of total sales compared to 36% in the six-month period ended December 31, 2002. Creative was able to maintain this relatively high level of gross margin primarily due to the current business strategy of shifting away from low-margin and high-risk products and focusing on products outside the PC box market, such as in the growing digital entertainment market.

SG&A expenses for the six-month period ended December 31, 2003 decreased by 7% compared to the same period in the prior fiscal year. As a percentage of sales, SG&A expenses were 21% of sales for the six-month period ended December 31, 2003 and 23% for the same period in the prior fiscal year. The lower SG&A expenses were mainly due to management’s on-going cost cutting efforts to reduce the company’s operating expenses. R&D expenses increased by 11% during the six-month period ended December 31, 2003 compared to the same period in the prior fiscal year. The increase was primarily attributable to an increased in resources dedicated to develop new products that Creative intends to launch in this fiscal 2004. As a percentage of sales, R&D expenses increased marginally from 7% for the six-month period ended December 31, 2002 to 8% in December 31, 2003.

Net investment gains was $24.5 million for the six-month period ended December 31, 2003 compared to a net loss of $6.1 million in December 31, 2002. For the six-month period ended December 31, 2003, it comprised a gain of $23.1 million attributable to a “deemed disposal” of interests in an associated company and a gain of $4.2 million from sales of investments, offset by $2.8 million permanent write-downs of unquoted investments. The “deemed disposal” of interests in an associated company arises from the initial public offering of the associated company’s common stock in the United States. As a result of that company’s initial public offering, Creative’s ownership percentage in the associated company was reduced even though Creative did not dispose any of its shareholdings.

This reduction was treated in accordance with U.S. GAAP as a “deemed disposal.” A non-cash gain of $23.1 million was recognized from this transaction and this gain represents the net increase in Creative’s share of the net assets of the associated company as a result of the initial public offering. Net investment losses of $6.1 million for the six-month period ended December 31, 2002 comprised $9.2 million write-downs of quoted and unquoted investments, offset partially by a $3.1 million net gain from sales of investments and marketable securities. Interest and other income increased by $5.0 million in the first half of fiscal 2004 compared to the first half of fiscal 2003. This was mainly due to exchange gain, which has increased from $1.1 million to $5.8 million in the first half of fiscal 2004.

Creative was granted a new Pioneer Certificate under the International Headquarters Award, where profits arising from qualifying activities will be exempted from income tax in Singapore. The Singapore corporate income tax rate of 20% is applicable to the current year’s profits excluded from the new Pioneer Certificate. As a result of obtaining the new Pioneer Certificate, tax write-back in the first half of fiscal 2004 includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full from the commencement date of the new Pioneer Certificate till the current quarter, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for the first half of fiscal 2004 as a percentage of operating income was 8% compared to 10% in the prior fiscal year. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2003 decreased by $36.8 million to $195.2 million, compared to the balance of $232.0 million at June 30, 2003. Cash generated by operating activities of $4.2 million were mainly due to contributions from a net increase in accounts payable, accrued and other liabilities and income tax provision of $97.3 million, offset by adjustments for non-cash items of $12.1 million, a $77.1 million net increase in accounts receivable and other assets and prepaid, and a $74.4 million net increase in inventory to support the launch of many new products. The $12.1 million adjustments in non-cash items to net income include depreciation of fixed assets of $9.7 million, net gain from investments of $4.3 million and a non-cash gain of $23.1 million arising from the deemed disposal of an associated company. For more information about the deemed disposal, see Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.” The $23.6 million utilized in investing activities comprised primarily of net capital expenditures of $12.0 million, purchase of investments of $10.1 million and a net increase in other non current assets of $8.5 million relating to the costs of new technologies acquired and additional investments in associated companies, offset partially by $7.0 million in proceeds from sales of investments. Cash used in financing activities of $17.4 million was mainly due to a dividend payment of $20.2 million to shareholders, offset partially by proceeds from the exercise of share options amounting to $5.5 million.

As of December 31, 2003, in addition to the cash reserves and excluding the long-term loan, Creative had unutilized credit facilities totaling approximately $93.1 million for overdrafts, guarantees, letters of credit and fixed short-term loans. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative’s existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of December 31, 2003:

	Payments Due by Period (US$’000)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Contractual Obligations
Long Term Debt	$37,162	$12,487	7,050	7,050	10,575
Capital Lease Obligations	8,682	3,274	5,388	20	—
Operating Leases	38,768	9,790	12,873	3,093	13,012
Unconditional Purchase Obligations	81,622	81,622	—	—	—
Other Long Term Obligations	1,695	1,622	73	—	—

Total Contractual Cash Obligations	$167,929	$108,795	$25,384	$10,163	$23,587

As of December 31, 2003, Creative has utilized approximately $1.3 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative’s quoted investments, based on a sensitivity analysis of the balance as of December 31, 2003, would have a $3.8 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the six months period ended December 31, 2003 included $2.8 million of losses from write-downs of unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at December 31, 2003. Included in interest and other expenses for the three and six months period ended December 31, 2003, are exchange gains of $5.4 million and $5.8 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at December 31, 2003, expressed in US$ per one S$ and Euro were 0.5875 and 1.2578, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[S] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: March 5, 2004